UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 7, 2024

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

3 Temasek Avenue

Level 18 Centennial Tower

Singapore 039190

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ASLAN Pharmaceuticals presents additional data from interim analysis of TREK-DX Phase 2 study of eblasakimab in dupilumab-experienced atopic dermatitis patients during virtual KOL event

On May 7, 2024, ASLAN Pharmaceuticals Limited (the Company) issued a press release announcing that it will present new positive data from an additional analysis of dupilumab-experienced atopic dermatitis (AD) patients treated with eblasakimab 400mg, weekly over 16 weeks further supporting the recent finding that some AD patients may respond to eblasakimab even after having an inadequate response to dupilumab. The data will be presented in a KOL event to be held Tuesday, May 7, 2024 at 8:00 am ET.

The KOL event will feature a discussion between Lisa Beck, MD from University of Rochester, Peter Lio, MD from Northwestern University, and Raj Chovatiya, MD, PhD from Rosalind Franklin University Chicago Medical School, moderated by Seth Orlow, MD, PhD from New York University.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein. The press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section.

The information contained in this Form 6-K, excluding Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-254768), Registration Statement on Form F-3 (File No. 333-270835), Registration Statement on Form F-3 (File No. 333-270837), Registration Statement on Form F-3 (File No. 333-278217), Registration Statement on Form S-8 (File No. 333-252118), Registration Statement on Form S-8 (File No. 333-263843), Registration Statement on Form S-8 (File No. 333-270832) and Registration Statement on Form S-8 (File No. 333-278634).

Exhibits

Exhibit Number	Exhibit Description
99.1	Press release dated May 7, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: May 7, 2024